Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 0-20634

NEWS RELEASE

SafeNet Contacts:	Maureen Kolb, Public Relations	Michelle Layne, Investor Relations
	(410) 931-1103	(410) 933-5895
	mkolb@safenet-inc.com	mlayne@safenet-inc.com
	www.safenet-inc.com	www.safenet-inc.com

SafeNet Posts Investor Presentation On Planned
Rainbow Technologies Merger

BALTIMORE, Maryland — October 27, 2003— SafeNet, Inc. (Nasdaq: SFNT), a leading provider of private and public network security solutions that set the standard for securing virtual private and wide area networks, today announced that it has posted an investor presentation to its corporate and investor relations websites giving further information about the announced merger with Rainbow Technologies, Inc. (Nasdaq: RNBO).

The SafeNet/Rainbow Merger Investor Presentation is available on SafeNet’s corporate website at www.safenet-inc.com. The presentation can also be viewed on SafeNet’s investor relations website at www.safenetinvestor.com as well as the webcast replay of the October 22nd joint conference call by SafeNet and Rainbow.

About SafeNet, Inc.
 SafeNet, Inc. (NASDAQ: SFNT) is a leading provider of private and public network security solutions, including encryption platforms for both Virtual Private Networks (VPNs) and Wide Area Network (WAN). Headquartered in Baltimore, MD, SafeNet has more than 20 years of experience in developing, deploying, and managing network security systems for the most security-conscious government, financial institutions, and large enterprises around the world and is a single-source vendor for WAN and VPN security solutions, also offering an easy and low-cost migration path to a broad range of VPN products. SafeNet security solutions, based on SecureIP Technology™ and part of the CGX Security Platform, have become the products of choice for leading Internet infrastructure manufacturers, service providers, and security vendors. Commercial customers include Texas Instruments, Microsoft, Samsung, Centillium Communications, ARM and Cisco Systems. Government, financial, and large enterprise customers include Federal Bureau of Investigation, U.S. Postal Service, U.S. Department of Defense, U.S. Internal Revenue Service, Social Security Administration, American Express,

Bank of America, Eastman Kodak, Hewlett-Packard and Motorola. For more information, visit http://www.safenet-inc.com/.

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Editor’s Note: SafeNet is a registered trademark and SecureIP Technology is a trademark of SafeNet, Inc All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements
 Statements contained in this release that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow’s and SafeNet’s Annual Reports on Form 10-K for the fiscal year ended December 31. 2002, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s and Rainbow’s results could differ materially from SafeNet’s and Rainbow’s expectations in these statements. SafeNet and Rainbow assume no obligation and do not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Where You Can Find Additional Information
 SafeNet and Rainbow intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 8029 Corporate Drive, Baltimore, Maryland 21236, (410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

SafeNet and its executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of SafeNet’s executive officers and directors, and a description of their respective interests in SafeNet, are set forth in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of SafeNet’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Rainbow and its executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of Rainbow’s executive officers and directors, and a description of their respective interests in Rainbow, are set forth in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Rainbow’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

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